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                             May 20, 2024

       Qian Wang
       Chief Executive Officer
       YSMD, LLC
       745 5th Ave, Suite 500
       New York, NY 10151

                                                        Re: YSMD, LLC
                                                            Post Qualification
Amendment to Form 1-A
                                                            Filed May 10, 2024
                                                            File No. 024-12008

       Dear Qian Wang:

                                                        We have reviewed your
amended offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 7, 2024 letter.

       Post-Qualification Amendment to Form 1-A

       General

   1. Given your disclosure of the current status of your offerings in response to prior comment
                                                        1, please update your
disclosure regarding your business plans including your plan of operations on page 46
and your statements regarding the acquisition of properties in the second quarter of
2024 on page 50. Based on your disclosure on page 5, it appears that you must yet sell
significant numbers of shares in these offerings before you meet the minimum offering amount
for each offering.
       Bonus Shares, page 29

   2. We note your revised disclosure regarding the bonus share program, including that the
                                                        Bonus Interests will
count towards the Maximum Series Interests offered for each Series.
                                                        Please tell us how the
issuance of bonus interests will impact the net proceeds you will raise from the offering
of a series including how you will fund such purchases of bonus
 Qian Wang
YSMD, LLC
May 20, 2024
Page 2
         interests by providing cash to investors as you indicate in your response. Explain, for example, whether the additional cash to pay for bonus interests will be raised by each series or provided as a loan to such series or otherwise. Clarify the process for transferring cash to investors. Also, it appears you may not issue bonus interests to investors who purchase at the end of the offering, as you indicate that not all purchasers of our Series Interests may receive Bonus Interests. Please clarify the circumstances, if any, where certain purchasers who meet the criteria for receiving bonus interests would not receive such interests.
3. We note your response to comment 3; however, it is unclear how you concluded that the bonus interests offered for the Buttonwood 19-3 series were part of the offering of such series interests given you do not appear to have provided any disclosure regarding such bonus interests in the offering statement filed July 17, 2023. Please explain how you concluded that these securities were included in the offering statement given the apparent absence of any description of the terms of such securities and how they would be issued.
Interests of Management and Others, page 56

4. We note your response to comment 4. For consistency, please revise the last paragraph on page 56 and remove Exhibit 6.13 or advise.
Unaudited Pro Forma Combined Financial Statements, page 153

5. We note your inclusion of a Pro Forma Balance Sheet and Income Statement for the year ended December 31, 2022. Please note that the balance sheet should only be presented as of the latest balance sheet date and the income statement should be based on the latest fiscal year and interim period included in the filing if applicable. Please remove the 2022
         Pro Forma Income Statement and Balance Sheet from your filing. Refer to Rule 8-05 and
         Article 11-02(c) of Regulation S-X.
19-21 Buttonwood LLC, Audited Financial Statements as of December 31, 2023 and 2022, page
F-106

6. We note your response to comment 5. Please tell us why you believe the financial statements of 19-21 Buttonwood should still be included in the filing. Consent of Independent Auditor
Part III, Exhibits,
FirstName           page F-160
            LastNameQian    Wang
Comapany
7.        NameYSMD,
     Please             LLC provide an updated consent to reference all of the
audited
            have your auditor
     financial
May 20,        statements
        2024 Page  2      included in the filing.
FirstName LastName
 Qian Wang
FirstName  LastNameQian Wang
YSMD, LLC
Comapany
May        NameYSMD, LLC
     20, 2024
May 20,
Page 3 2024 Page 3
FirstName LastName
       Please contact Kellie Kim at 202-551-3129 or Shannon Menjivar at 202-551-3856 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Long at 202-551-3765 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:      Jill Wallach, Esq.